

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 12, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

  Re: Ambow Education Holding Ltd.
    Form 20-F for Fiscal Year Ended December 31, 2016
    Response Dated October 3, 2017
    File No. 001-34824

Dear Dr. Huang:

  We have reviewed your October 3, 2017 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Financial Statements

Consolidated Balance Sheets, page F-3 &
Consolidated Statements of Changes in Equity (Deficit), page F-7

1. We note the proposed revisions offered in your response to comment 5. Please also include an analysis of changes in each caption of stockholders' equity and non-controlling interests in accordance with the guidance of Items 17(b) and 18(a) of Form 20-F and Rule 3-04 of Regulation S-X.

<u>21. Segment Information, page F-46</u>

2.   We note your response to comment 8. In addition to the disclosures you propose to include in future filings, please include a reconciliation of gross profit to loss before income taxes as required by ASC 280-10-50-30(b).

       You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Kathleen Krebs, for

       Larry Spirgel
       Assistant Director
       AD Office 11 – Telecommunications